SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 4
Under the Securities Exchange Act of 1934

Florida Gaming Corporation
(Name of Issuer)

Common Stock Par Value $.20 Per Share
(Title of Class of Securities)

340689 30 6
(CUSIP No.)

Phillip E. Allen
Attorney at Law
Stoll Keenon Ogden PLLC
2000 PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202

(502) 568-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

July 11, 2006
(Date of Event which requires filing of this Statement )

If the filing person has previously files a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1 (b)(3) or (4), check the following box: ☐

Check the following box is a fee is being paid with this Statement: ☐

CUSIP NO. 340689 30 6

1. NAME OF REPORTING PERSON

Freedom Financial Corporation

SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

35-1634756

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E). ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

Number	7. SOLE VOTING POWER
Of
Shares	None
Beneficially	8. SHARED VOTING POWER
Owned
By	1,054,491
Each	9.SOLE DISPOSITIVE POWER
Reporting
Person	None
With	10. SHARED DISPOSITIVE POWER

1,054,491

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Freedom Financial Corporation beneficially owns 1,054,491 shares of Florida Gaming Corporation.

12. CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 INCLUDES SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14. TYPE OF REPORTING PERSON

CO

CUSIP NO. 340689 30 6

1. NAME OF REPORTING PERSON

Freedom Holding, Inc.

SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

35-1874929

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E). ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number	7. SOLE VOTING POWER
Of
Shares	None
Beneficially	8. SHARED VOTING POWER
Owned
By	1,054,491
Each	9.SOLE DISPOSITIVE POWER
Reporting
Person	None
With	10. SHARED DISPOSITIVE POWER

1,054,491

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Freedom Holding, Inc. beneficially owns 1,054,491 shares of Florida Gaming Corporation.

12. CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 INCLUDES SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14. TYPE OF REPORTING PERSON

HC

CUSIP NO. 340689 30 6

1. NAME OF REPORTING PERSON

W. Bennett Collett

SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E). ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

Number	7. SOLE VOTING POWER
Of
Shares	230,000
Beneficially	8. SHARED VOTING POWER
Owned
By	1,054,491
Each	9.SOLE DISPOSITIVE POWER
Reporting
Person	230,000
With	10. SHARED DISPOSITIVE POWER

1,054,491

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

W. Bennett Collett beneficially owns 1,284,491 shares of Florida Gaming Corporation.

12. CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 INCLUDES SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4%

14. TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

Not Amended.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is amended (i) to delete Collett Capital Corporation as a Reporting Person, and (ii) to change W. Bennett Collett’s mailing address to 2669 Charlestown Road, Suite D. New Albany, IN 47150.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Amended

ITEM 4. PURPOSE OF TRANSACTION.

Not Amended.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

Item 5 is amended to read as follows:

Florida Gaming Corporation has 3,339,067 shares of $.20 par value common stock (“FGC Common Stock”) issued and outstanding.

Freedom Financial Corporation beneficially owns 1,054,491 shares of FGC Common Stock as a result of its:

•	Record ownership of 886,157 shares of FGC Common Stock.

•	Ownership of 1,000 shares of Florida Gaming Corporation Series F Preferred Stock which are convertible at the option of the holder into 148,334 shares of FGC Common Stock.

•	Ownership of a currently exercisable warrant to purchase 20,000 shares of FGC Common Stock.

Freedom Financial Corporation also owns (i) an option to purchase an additional 325,000 shares of FGC Common Stock which vests 50% on December 31, 2006 and 50% on July 1, 2007, and (ii) 200 shares of Florida Gaming Corporation Series E Preferred Stock which are convertible into shares of FGC Common Stock, but the conversion ratio is not currently ascertainable.

Freedom Holding, Inc. beneficially owns 1,054,491 shares of FGC Common Stock by virtue of its ownership of 100% of Freedom Financial Corporation, which beneficially owns 1,054,491 shares of FGC Common Stock.

W. Bennett Collett beneficially owns 1,284,491 shares of FGC Common Stock as a result of his:

•	Ownership of a currently exercisable option to purchase 230,000 shares of FGC Common Stock.

•	Ownership of 74.3% of Freedom Holding, Inc. which beneficially owns 1,054,491 shares of FGC Common Stock; however Mr. Collett disclaims such beneficial ownership.

W. Bennett Collett also owns options to purchase 298,000 additional shares of FGC Common Stock which vest 50% on December 31, 2006 and 50% on July 1, 2007.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Amended.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Amended.

SIGNATURES

Date: July 24, 2006

s/W. Bennett Collett
W. Bennett Collett

FREEDOM FINANCIAL CORPORATION

By: s/W. Bennett Collett
W. Bennett Collett
Chairman and CEO

FREEDOM HOLDING, INC.

By:s/W. Bennett Collett
W. Bennett Collett
Chairman and CEO